

January 12, 2023

Jennifer Fulk
Chief Financial Officer
Talkspace, Inc.
.
.

> **Re: Talkspace, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed February 25, 2022**
> **Response Dated December 22, 2022**
> **File No. 001-39314**

Dear Jennifer Fulk:

We have reviewed your December 22, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 13, 2022 letter.

Form 10-K for the fiscal year ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenues, page 64

1.   We note in your response to prior comment 2 that revenue prior to the impact of revenue reserves is a non-GAAP measure. It appears that this non-GAAP measure represents a tailored accounting principle prohibited by Rule 100(b) of Regulation G, as discussed in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations (CD&Is). Please remove this non-GAAP measure from future filings. Alternatively, tell us how you comply with the guidance.

Consolidated Financial Statements
Revenue Recognition, page 80

2. We have reviewed your responses to prior comments 3 and 4 and have the following comments:
    - Your references to, and use of, revenue reserves does not appear consistent with the guidance in ASC 606 as ASC 606 does not make reference to reserves. Please explain to us in further detail the nature of your revenue reserves, how revenue reserves are determined, and how your use of revenue reserves complies with ASC 606;
    - In addition, you set forth that you have not recorded any bad debt expense for 2021 and 2020 and that your contracts do not contain variable consideration, but it appears that you are applying ASC 606-10-32-5 when you record revenue reserves. Please clarify for us whether the promised consideration is variable as set forth in either ASC 606-10-32-7 (a) or (b);
    - Please clarify for us which of the methods under ASC 606-10-32-8 you utilize to estimate variable consideration, if applicable;
    - Revise your disclosure to include all of the items required by ASC 606-10-50, as applicable. For example, provide the qualitative and quantitative disclosure about the significant judgments and changes in judgments, including inputs and assumptions, related to your accounting for discounts, rebates, refunds, or credits, as set forth in ASC 606-10- 50-1(b), 50-17, and 50-20; and
    - Please provide us a revised accounting policy and disclosure that address any changes or clarifications from the preceding comments, to be included in future filings.

    You may contact Michael Fay at 202-551-3812 or Brian Cascio, Accounting Branch Chief, at 202-551-3676 if you have questions regarding the comments and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: John Reilly, General Counsel